Exhibit 12.1

Earnings to Fixed Charges

	Quarter ended	Quarter ended				2/17/06-	10/1/05-		2009
	1/2/2010	12/27/2008	2009	2008	2007	09/30/06	2/16/06	2005	Pro Forma
Earnings:
Income (loss) before taxes	-37.7	-45.2	-28.3	-150.3	-207.5	-51.1	19.3	47.8	-258.2
Interest	70.5	70.7	244.5	261.7	237.6	46.5	7.6	16.7	354.9
Interest portion of rental expense	5.1	4.9	18.8	19.4	14.7	2.2	0.9	3.4	20.3
	37.9	30.4	235.0	130.8	44.8	-2.4	27.8	67.9	117.0

Fixed Charges:
Interest	70.5	70.7	244.5	261.7	237.6	46.5	7.6	16.7	354.9
Interest capitalized	-0.8	-0.6	-2.4	-2.3	-1.5	-0.6	0.0	0.0	-2.4
Interest portion of rental expense	5.1	4.9	18.8	19.4	14.7	2.2	0.9	3.4	20.3
	74.8	75.0	260.9	278.8	250.8	48.1	8.5	20.1	372.8

Ratio	0.5	0.4	0.9	0.5	0.2	0.0	3.3	3.4	0.3

Shortfall (overage)	36.9	44.6	25.9	148.0	206.0	50.5	-19.3	-47.8	255.8